================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                 SCHEDULE 14D-1
                             TENDER OFFER STATEMENT
      PURSUANT TO SECTION 14(D)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                      AND

                                  SCHEDULE 13D
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                            ------------------------

                                 INNOTECH, INC.
                           (NAME OF SUBJECT COMPANY)
                            ------------------------

                             INO ACQUISITION CORP.
                               JOHNSON & JOHNSON
                                   (BIDDERS)
                            ------------------------

                    COMMON STOCK, PAR VALUE $0.001 PER SHARE
                         (TITLE OF CLASS OF SECURITIES)
                            ------------------------

                                  45766M 10 0
                     (CUSIP NUMBER OF CLASS OF SECURITIES)
                            ------------------------

                             JAMES R. HILTON, ESQ.
                             INO ACQUISITION CORP.
                             C/O JOHNSON & JOHNSON
                          ONE JOHNSON & JOHNSON PLAZA
                        NEW BRUNSWICK, NEW JERSEY 08933
                                 (908) 524-2450
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSONS AUTHORIZED TO RECEIVE NOTICES AND
                      COMMUNICATIONS ON BEHALF OF BIDDERS)
                            ------------------------

                                   COPIES TO:
                            ROBERT A. KINDLER, ESQ.
                            CRAVATH, SWAINE & MOORE
                                WORLDWIDE PLAZA
                               825 EIGHTH AVENUE
                            NEW YORK, NEW YORK 10019
                                 (212) 474-1000
                            ------------------------

                               FEBRUARY 10, 1997
        (DATE OF EVENT WHICH REQUIRES FILING STATEMENT ON SCHEDULE 13D)
                            ------------------------

                           CALCULATION OF FILING FEE

=====================================================================================================
                              TRANSACTION VALUATION*                              AMOUNT OF FILING FEE
-------------------------------------------------------------------------------------------------------
$146,510,856......................................................................        $29,302
=====================================================================================================

* For purposes of calculating amount of filing fee only. The amount assumes the purchase of 10,655,355 shares of Common Stock, par value $0.001 per share (the "Shares"), at a price per Share of $13.75 in cash. Such number of shares represents all the Shares outstanding as of February 10, 1997, plus the number of Shares issuable upon the exercise of all existing options and warrants.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

        Amount Previously Paid: None              Filing Party: N/A
        Form or Registration No.: N/A             Date Filed: N/A

                                                              Page 1 of 8 pages.
                                                        Exhibit Index on page 8.
================================================================================

CUSIP No. 45766M 10 0            14D-1 AND 13D                 Page 2 of 8 Pages

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons
       INO ACQUISITION CORP.
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) [ ]
       (b) [ ]
---------------------------------------------------------------------------------------------
   3.  SEC Use only
---------------------------------------------------------------------------------------------
   4.  Sources of Funds
       AF
---------------------------------------------------------------------------------------------
   5.    Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or
            2(e) [ ]
---------------------------------------------------------------------------------------------
   6.  Citizen or Place of Organization
       Delaware
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
         4,522,979*
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) Excludes Certain Shares [ ]
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       Approximately 46.8% of the Shares outstanding as of February 13, 1997
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

* See footnote on following page.

CUSIP No. 45766M 10 0            14D-1 AND 13D                 Page 3 of 8 Pages

---------------------------------------------------------------------------------------------
   1.  Name of Reporting Persons
       S.S. or I.R.S. Identification Nos. of Above Persons
       Johnson & Johnson (22-01024240)
---------------------------------------------------------------------------------------------
   2.  Check the Appropriate Box if a Member of Group
       (a) [ ]
       (b) [ ]
---------------------------------------------------------------------------------------------
   3.  SEC Use only
---------------------------------------------------------------------------------------------
   4.  Sources of Funds
       WC
---------------------------------------------------------------------------------------------
   5.  Check if Disclosure of Legal Proceedings is Required Pursuant to Item 2(d)
       or 2(e) [ ]
---------------------------------------------------------------------------------------------
   6.  Citizen or Place of Organization
       New Jersey
---------------------------------------------------------------------------------------------
   7.  Aggregate Amount Beneficially Owned by Each Reporting Person
         4,522,979*
---------------------------------------------------------------------------------------------
   8.  Check if the Aggregate Amount if Row (7) Excludes Certain
       Shares    [ ]
---------------------------------------------------------------------------------------------
   9.  Percent of Class Represented by Amount in Row (7)
       Approximately 46.8% of the Shares Outstanding as of February 10, 1997
---------------------------------------------------------------------------------------------
  10.  Type of Reporting Person
       CO
---------------------------------------------------------------------------------------------

* On February 10, 1997, Johnson & Johnson ("Parent") and INO Acquisition Corp., a wholly owned subsidiary of Parent (the "Purchaser"), entered into a Stockholder Agreement (the "Stockholder Agreement") with Chase Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc. and Ronald D. Blum, O.D., Chairman, Chief Executive Officer and Secretary of Innotech, Inc. (collectively, the "Selling Stockholders"), pursuant to which the Selling Stockholders have agreed with Parent and the Purchaser to tender to the Purchaser, pursuant to the Offer (as defined below), or sell to the Purchaser simultaneously therewith, in each case, at a price of $13.75 per Share, all the Shares owned by them (representing an aggregate of 3,331,608 Shares, or approximately 37% of the Shares outstanding as of February 10, 1997). In addition, any Shares that any such Selling Stockholder may subsequently acquire (by exercise of stock options or otherwise) automatically become subject to the provisions of the Stockholder Agreement. As of February 10, 1997, Dr. Blum owned 879,992 options to purchase Shares, 716,856 of which he is entitled to exercise within 60 days of February 10, 1997 (without giving effect to acceleration of options in connection with the Offer and the Merger). The Purchaser's right to purchase the Shares subject to the Stockholder Agreement is reflected in Rows 7 and 9 of each of the tables above. If the Purchaser accepts for payment and pays for any Shares tendered under the Offer and the Minimum Condition (as defined in the Offer) is satisfied, the Purchaser must exercise such purchase option at the same time as such payment (unless all the Shares subject to the Stockholder Agreement have been tendered by the Selling Stockholders and accepted for payment by the Purchaser under the Offer). Pursuant to the Stockholder Agreement, each Selling Stockholder has also delivered a proxy to the Purchaser to vote, or grant a consent or approval in respect of, the Shares subject to the Stockholder Agreement against any transaction with a third party other than the transactions contemplated by the Offer and the Merger (as defined in the Offer). The Stockholder Agreement is described more fully in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase dated February 18, 1997 (the "Offer to Purchase"). Parent has been informed that the Selling Stockholders intend jointly to file a Schedule 13D with respect to the Shares subject to the Stockholder Agreement on or about February 18, 1997.

     This Tender Offer Statement on Schedule 14D-1 also constitutes a Statement on Schedule 13D with respect to the acquisition by the Purchaser and Parent of beneficial ownership of the Shares subject to the Stockholder Agreement. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1.

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Innotech, Inc., a Delaware corporation (the "Company"), which has its principal executive offices at 5568 Airport Road, Roanoke, VA 24012.

     (b) This Schedule 14D-1 relates to the offer by the Purchaser to purchase all outstanding Shares at a price of $13.75 per Share, net to the seller in cash (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are attached hereto as Exhibits (a)(1) and (a)(2), respectively. Information concerning the number of outstanding Shares is set forth in the "Introduction" of the Offer to Purchase and is incorporated herein by reference.

     (c) Information concerning the principal market in which the Shares are traded and the high and low sales prices of Shares for each quarterly period during the past two years during which the Shares were publicly traded is set forth in Section 6 ("Price Range of the Shares; Dividends on the Shares") of the Offer to Purchase and is incorporated herein by reference.

ITEM 2.  IDENTITY AND BACKGROUND.

     (a)-(d) and (g) This Schedule 14D-1 is being filed by the Purchaser, a Delaware corporation, and Parent, a New Jersey corporation. The Purchaser is a wholly owned subsidiary of Parent. Information concerning the principal business and the address of the principal offices of the Purchaser and Parent is set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase and is incorporated herein by reference. The names, business addresses, present principal occupations or employment, material occupations, positions, offices or employments during the last five years and citizenship of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I to the Offer to Purchase and are incorporated herein by reference.

     (e) and (f) The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

ITEM 3.  PAST CONTACTS, TRANSACTIONS OR NEGOTIATIONS WITH THE SUBJECT COMPANY.

     (a) and (b) The information set forth in Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 4.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) and (b) The information set forth in Section 10 ("Source and Amount of Funds") of the Offer to Purchase is incorporated herein by reference.

     (c) Not applicable.

ITEM 5.  PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF THE BIDDER.

     (a)-(e) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (f) and (g) The information set forth in Section 7 ("Effect of the Offer on the Market for the Shares; Stock Quotation and Exchange Act Registration") of the Offer to Purchase is incorporated herein by reference.

ITEM 6.  INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) and (b) The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

     The information set forth in "Introduction", Section 9 ("Certain Information Concerning the Purchaser and Parent"), Section 11 ("Contacts with the Company; Background of the Offer") and Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

ITEM 8.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The information set forth in "Introduction" and in Section 16 ("Fees and Expenses") of the Offer to Purchase is incorporated herein by reference.

ITEM 9.  FINANCIAL STATEMENTS OF CERTAIN BIDDERS.

     The information set forth in Section 9 ("Certain Information Concerning the Purchaser and Parent") of the Offer to Purchase is incorporated herein by reference.

ITEM 10.  ADDITIONAL INFORMATION.

     (a) The information set forth in Section 12 ("Purpose of the Offer; The Merger Agreement and The Stockholder Agreement") of the Offer to Purchase is incorporated herein by reference.

     (b) and (c) The information set forth in Section 15 ("Certain Legal Matters") of the Offer to Purchase is incorporated herein by reference.

     (d) Not applicable.

     (e) None.

     (f) The information set forth in the Offer to Purchase, the Letter of Transmittal, the Agreement and Plan of Merger dated as of February 10, 1997, among the Purchaser, Parent and the Company and the Stockholder Agreement, copies of which are attached hereto as Exhibits (a)(1), (a)(2), (c)(1) and
(c)(2), respectively, is incorporated herein by reference.

ITEM 11.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(1)    Offer to Purchase.
(a)(2)    Letter of Transmittal.
(a)(3)    Notice of Guaranteed Delivery.
(a)(4)    Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(5)    Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other
          Nominees.
(a)(6)    Guidelines for Certification of Taxpayer Identification Number on Substitute Form
          W-9.
(a)(7)    Form of Summary Advertisement dated February 18, 1997.
(a)(8)    Text of Press Release dated February 11, 1997, issued by the Company and Parent.
(b)       None.
(c)(1)    Agreement and Plan of Merger dated as of February 10, 1997, among the Purchaser,
          Parent and the Company.
(c)(2)    Stockholder Agreement dated as of February 10, 1997, among Parent, the Purchaser,
          Chase Venture Capital Associates, L.P., CIBC Wood Gundy Ventures, Inc., and Ronald
          D. Blum, O.D.
(d)       None.
(e)       Not applicable.
(f)       None.

                                   SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 18, 1997

                                          INO ACQUISITION CORP.

                                          By:       /s/ JAMES R. UTASKI

                                            ------------------------------------
                                            Name: James R. Utaski
                                            Title: President

                                          JOHNSON & JOHNSON

                                          By:       /s/ JAMES R. UTASKI

                                            ------------------------------------
                                            Name: James R. Utaski
                                            Title: Vice President, Business
                                              Development

                                 EXHIBIT INDEX

  EXHIBIT                                                                            PAGE
  NUMBER                                EXHIBIT NAME                                NUMBER
-----------  -------------------------------------------------------------------    ------
(a)(1).....  Offer to Purchase.
(a)(2).....  Letter of Transmittal.
(a)(3).....  Notice of Guaranteed Delivery.
(a)(4).....  Letter to Brokers, Dealers, Banks, Trust Companies and Other
             Nominees.
(a)(5).....  Letter to Clients for use by Brokers, Dealers, Banks, Trust
             Companies and Other Nominees.
(a)(6).....  Guidelines for Certification of Taxpayer Identification Number on
             Substitute Form W-9.
(a)(7).....  Form of Summary Advertisement dated February 18, 1997.
(a)(8).....  Text of Press Release dated February 11, 1997, issued by the
             Company and Parent.
(b)........  None.
(c)(1).....  Agreement and Plan of Merger dated as of February 10, 1997, among the Purchaser, Parent and the Company.
(c)(2).....  Stockholder Agreement dated as of February 10, 1997, among Parent, the Purchaser, Chase Venture Capital Associates, L.P., CIBC Wood
             Gundy Ventures, Inc., and Ronald D. Blum, O.D.
(d)........  None.
(e)........  Not applicable.
(f)........  None.